Exhibit 99.1

Bitfarms to Participate in Upcoming Investor Conferences

- Needham 2nd Annual Crypto Conference, September 8 -

- H.C. Wainwright & Co. 24th Annual Global Investment Conference, September 12-14 -

Toronto, Ontario and Brossard, Québec – September 7, 2022 – Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin self-mining company, announced that members of management will participate in the following upcoming investor conferences.

Needham 2nd Annual Crypto Conference - Virtual

September 8, 2022

Presentation time: 3:00 pm ET

Presentation Webcast

H.C. Wainwright & Co. 24th Annual Global Investment Conference – In Person

September 13-14, 2022, New York City

Presentation time: 9:30 am ET, September 13

Presentation Webcast

Crypto Mining Panel: September 14, 2:00 pm ET

Presentation materials and the associated webcast will be posted on the Investor Relations portion of the company's website at News & Events - Bitfarms. For additional information or to schedule a one-on-one meeting with Bitfarms management, please contact your banking representative or the Bitfarms IR Team at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (TSX/NASDAQ: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The company’s proprietary data analytics system delivers best-in-class operational performance and accelerated uptime.

Bitfarms has 10 mining facilities in production and construction around the world, which are housed in Canada, Washington state, Paraguay, and Argentina. Powered by 99% environmentally friendly hydro-electrics and long-term power contracts, Bitfarms is committed to using renewable and locally based energy sources.

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Contact:

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com